Exhibit 21.1

LIST OF SUBSIDIARIES

Inforte Deutschland GmbH (German corporation, wholly owned)
Inforte India Private Limited (India corporation, wholly owned by Inforte India Holding Company)
Inforte India Holding Company (Delaware corporation, wholly owned)
Inforte Managed Analytics Corp. (Georgia corporation, wholly owned)
Inforte SBW Corp. (Delaware corporation, wholly owned)